UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*


                       Union Acceptance Corporation
                             (Name of Issuer)

                        Common Stock, No Par Value
                      (Title of Class of Securities)

                                904832 10 2
                              (CUSIP Number)

                             Susan Lee Hanzel
                            305 Blue Jacket Run
                        Fort Wayne, Indiana  46825
                    TELEPHONE:  (260) 497-7116

         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               June 14, 2001
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
     Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following
     box [     ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904832 10 2

(1) Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (entities only)

    Susan Lee Hanzel

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [     ]
    (b) [     ]

(3) SEC Use Only

    ___________________________________________________________

(4) Source of Funds (See Instructions):     00

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d)
    or 2(e)  [     ]

(6) Citizenship or Place of Organization:  United States of America

    Number of Shares (7) Sole Voting Power 304,987
    Beneficially Owned by (8) Shared Voting Power 0
    Each Reporting (9) Sole Dispositive Power 304,987
    Person With: (10) Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by each Reporting Person:  304,987

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)[     ]

(13) Percent of Class Represented by Amount in Row (11):  1.3%

(14) Type of Reporting Person (See Instructions):  IN

        ITEM 1. SECURITIES AND ISSUER.

        The title of the class of equity securities to which this statement relates is the Class A common stock ("Securities") of Union Acceptance Corporation ("Issuer"). The address of the principal executive offices of the Issuer is 250 North Shadeland Avenue, Indianapolis, Indiana 46219.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) The name of the person filing this statement is Susan Lee
           Hanzel

        (b) The residence address of Susan Lee Hanzel is 305 Blue Jacket Run, Fort Wayne, Indiana 46825

        (c) The principal occupation of Susan Lee Hanzel is as a self-employed instructor.

        (d) Susan Lee Hanzel has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Susan Lee Hanzel has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Susan Lee Hanzel is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Securities were acquired other than by purchase and pursuant to a Decree of Dissolution of Marriage and no funds were utilized.

ITEM 4. PURPOSE OF TRANSACTION.

        Pursuant to the Decree of Dissolution of Marriage entered on November 7, 1997, Susan Lee Hanzel became the owner of the 346,857
        Securities initially reported herein. Various dispositions have reduced the number of shares owned by Ms. Hanzel to 304,987. At the present time, Susan Lee Hanzel is uncertain as to her intentions with respect to the Securities reported by her.
        Susan Lee Hanzel presently has no plans or proposals of the type enumerated in sections (a) through (j) inclusive, of Item 4 of
        Schedule 13D. However, Susan Lee Hanzel reserves the right to purchase or sell Securities of the Issuer at any time or from time to time. At the present time Susan Lee Hanzel is uncertain as to the timing, or extent of any purchases or sales of the Issuer's Securities. Further, Susan Lee Hanzel may reconsider her present position and intentions based on numerous factors, including, but not limited to, business prospects of the Issuer, other developments concerning the Issuer, other business opportunities available to Susan Lee Hanzel, developments with respect to Susan Lee Hanzel, or the Issuer, general economic conditions, economic conditions in the region in which Susan Lee
        Hanzel acquired the Securities of the Issuer reported herein and the effect that the dissolution may have on the economic condition of Susan Lee Hanzel. Susan Lee Hanzel may seek to diversify her investments, which may result in Susan Lee Hanzel restructuring her investments although no decision to do so has been reached at this time.

        In addition to the possible courses of action mentioned above, and the factors which may be considered in connection with those possible courses of action, Susan Lee Hanzel may pursue a course or courses of action which are currently not under consideration, and factors not mentioned or currently under consideration may play a significant role in selection of such courses of action.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Please refer to numbers 11 and 13 of the cover page.

        (b) Please refer to numbers 7, 8, 9, 10 and 11, inclusive, on the cover page.

        (c) Please refer to numbers 3 and 4 on the cover page.

        (d) Not applicable

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as set forth in Items 3 and 4 above, Susan Lee Hanzel does not have any contract, arrangement, understanding or relationship
        (legal or otherwise) with any person with respect to any Securities of the Issuer, including but not limited to, transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        Not applicable.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 21, 2001       /S/ SUSAN LEE HANZEL
                                 Susan Lee Hanzel